SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K/A

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

THROUGH April 11, 2008

(Commission File No. 1-32826)

TAM S.A.
(Exact name of Registrant as specified in its Charter)

Av. Jurandir, 856 – Lote 4, 1° andar
04072-000 São Paulo, São Paulo
Federative Republic of Brazil
(Address of Regristrant's principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______ No ___X___

If "Yes" is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b):

PRESS RELEASE	April 11, 2008

TAM and TAP Have Flown 52,900 Passengers Since Signing Agreement

Six-month-old partnership includes code-sharing and integration of TAM's 'Fidelity' and TAP's 'Victoria' programs

São Paulo, April 11, 2008 – TAM (Bovespa: TAMM4 and NYSE: TAM) and TAP Portugal, a member of the Star Alliance, have flown 52,900 passengers since signing a flight-sharing operational agreement ("code-share"), launched in September 2007. The strategic partnership allows TAM to offer its passengers several TAP-operated direct flights between Brazil and Portugal, departing from Rio de Janeiro, Brasilia and Sao Paulo for Lisbon and Porto. Passengers can then take connecting flights to the Portuguese cities of Faro, Funchal and Porto Santo. TAP already offers its customers various flight options to several Brazilian cities serviced by TAM.

"The results obtained from the code-share agreement between TAM and TAP illustrate the success of this partnership, which has brought more convenience and comfort to passengers traveling between Brazil and Portugal", affirms TAM's vice president of Planning and Alliances, Paulo Castello Branco.

The synergy of TAM's and TAP's air travel networks ensures more convenient connections in Brazil and Portugal, in addition to offering special services to its passengers, such as pre-assigned seating and direct baggage transfers on all legs of a trip.

"We are very pleased with the positive results of our cooperation", adds Jose Guedes Dias, TAP Portugal's director of Alliances and Foreign Relations. "It demonstrates that both companies are strongly committed to the quality and convenience of the product we offer our clients, resulting in greater flexibility of services and wider choice of destinations."

Airport check-in counters for both companies are prepared to accept electronic tickets (Interline Electronic Ticket - IET) issued by either one, allowing passengers the convenience of receiving a single ticket for all stages of a trip. The system provides greater security for the passenger, who need only show identification and ticket number when checking in to request a boarding pass that will cover the entire trip.

The agreement also provides for integration of TAM's "Fidelity" and TAP's "Victoria" programs, allowing clients from both companies to accumulate and redeem points on flights from either company.

Investor Relations:	Press Agency:
Phone: (55) (11) 5582-9715	Phone: (55) (11) 5582-8167
Fax: (55) (11) 5582-8149	Fax: (55) (11) 5582-8155
invest@tam.com.br	tamimprensa@tam.com.br
www.tam.com.br/ir	MVL Comunicação
Phone. (11) 3594-0302 / 0304 / 0305

About TAM:
TAM (www.tam.com.br) has been the leader in the Brazilian domestic market for more than four years, and closed March 2008 with a 51.4% market share. The company operates flights to 42 Brazilian destinations. It serves 79 different destinations in the Brazilian market through commercial agreements with regional companies. Among Brazilian airline companies, TAM’s international market share was 68.9% in March. Its international operations include direct flights to 17 destinations: New York and Miami (USA), Paris (France), London (England), Milan (Italy), Frankfurt (Germany), Madrid (Spain), Buenos Aires and Cordoba (Argentina), Santiago (Chile), Caracas (Venezuela), Montevideo and Punta del Este (Uruguay), Asuncion and Ciudad del Este (Paraguay), and Santa Cruz de la Sierra and Cochabamba (Bolivia). Additionally, it has code share agreements with international airlines, which allow passengers to travel to another 64 destinations in the United States, South America and Europe. TAM was the first airline company to launch a loyalty program in Brazil; TAM's program currently has 4.5 million members and has redeemed more than 5.2 million tickets in exchange for points.

About TAP:
TAP is the market's leading airline and a member of the Star Alliance since March 14, 2005, when it celebrated its 60th anniversary. Its hub in Lisbon is a key staging point for accessing Europe, located at the crossroads between Africa, North America and South America, the region in which TAP stands apart as the leading Airline operating in Brazil, with 66 weekly flights. The TAP Network currently covers 58 destinations in 25 countries around the world. Operating an average of more than 1,850 flights per week, TAP boasts a modern fleet of 52 Airbus, plus another 16 airplanes in service from Portugalia Airlines (PGA), acquired in 2007, for a total global fleet of 68 airplanes. Continuing a strategy of focusing on the passenger, TAP constantly invests in innovation and utilization of new technologies, offering a product and services of the highest quality, security and dependability.

SIGNATURE

            Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: April 11, 2008

TAM S.A.

By:	/S/ Libano Miranda Barroso
Name: Libano Miranda Barroso Title: Chief Financial Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.